LEAP WIRELESS ANNUAL REPORT 06


LEAP
MAIN
ST
500 W
ST
1200
cricket

PRODUCTS | PLACES | PEOPLE

MARKET CLUSTERS

GREATER COVERAGE.
SAME LOW PRICE

cricket

STREET SMART

NEARLY
50
MILLION
POTENTIAL CUSTOMERS
BY MID-2007



WE HAVE
PEOPLE TALKING
1,500
MINUTES
PER MONTH, NEARLY DOUBLE
THE INDUSTRY AVERAGE

UNLIMITED
VOICE + DATA
= VALUE

We are different in the way we create value. We are winning over customers with products and prices that appeal to their budget and their lifestyle. With a commitment to innovation, we provide consumer-focused products and bundled services to assure our position as a value leader in the industry. "Unlimited" is our mantra: voice, U.S. long distance, text messaging, mobile Web and more. Our wireless offerings have Main Street talking...and buying.


UNLIMITED
VALUE



UNLMTD TXT

CRICKET CUSTOMERS TEXT MESSAGE

5X MORE

THAN THE PER-CUSTOMER VOLUME
OF ANY TOP FIVE WIRELESS CARRIER



UNLIMITED ACCESS

ANYTIME MINUTES

U.S. LONG DISTANCE

TXT, PIX & IM

$45 A MONTH

UNLMTD TXT & TLK? XLNT!

UNLIMITED ADVANTAGE

Cricket started with unlimited local anytime minutes. Adding unlimited U.S. long distance a few years later was just the beginning. Today our most popular plan offers all of that and more—unlimited text, IM and picture messaging—for the flat rate of only $45 a month. From day one, adoption has been strong in newly launched markets, and customers in our existing markets are migrating quickly to our higher-value rate plans. To build on that trend, our new $50 rate plan adds even more value by including unlimited Mobile Web access and unlimited in-market calling, with unlimited movement from one Cricket market to another. For Cricket customers, the unlimited advantage just keeps getting better.




cricket



49%

OF CRICKET CUSTOMERS ARE AFRICAN AMERICAN, HISPANIC OR FROM OTHER ETHNIC GROUPS, VS. THE INDUSTRY AVERAGE OF 16%

52%

OF CRICKET CUSTOMERS ARE **YOUNGER THAN 35,** COMPARED TO 31% OF WIRELESS CUSTOMERS OVERALL

UNLIMITED DIVERSITY

In our existing markets, we continue to increase penetration by bringing the best unlimited wireless experience to underserved market segments. Our customers are young, ethnically diverse and know a great deal when they see one. It's more than swapping as many text messages as you want or talking 1,500 minutes a month, nearly double the industry average. It's also the ability to get the latest feature-rich handsets without an activation fee or long-term contract. For all of these reasons, more than 2.2 million customers in 22 states have decided to "go Cricket."





"I've got family members who are always counting their minutes and messages and I never have to worry – I tell them to use my phone!"

ATHENA ISAAC, CRICKET CUSTOMER

A Word from Our Customer



"I hear too many horror stories from friends on other plans. I've been very happy with Cricket for 5 years – you just can't beat the service plans."

ART ZARATE, CRICKET CUSTOMER

"I love cricket because I've got teenagers and it's their lifeblood – and now I can afford to keep that blood flowing."

JEANIE HOLZWARTH, CRICKET CUSTOMER


TEXAS '71
ILIMITADO

69% OF CRICKET CUSTOMERS

EARN LESS THAN $35,000 A YEAR, COMPARED TO 21% OF WIRELESS CUSTOMERS OVERALL



90%

OF CUSTOMERS USE CRICKET AS THEIR PRIMARY PHONE



50%

OF CUSTOMERS USE CRICKET AS THEIR ONLY PHONE

UNLIMITED REACH

In 2006, we brought our services to 14 new markets, with our largest launches in Houston, Kansas City and San Diego. Our successful market clustering strategy brought smaller markets together, giving customers more calling territory for the same flat rate. To improve the customer experience, we increased the service capabilities at our growing roster of exclusive Cricket dealers, giving them even more ways and places to buy. We continue to sell Jump™ Mobile, our initial prepaid solution, in a standalone channel that includes regional convenience stores. In 2007, we will drive growth through new markets with new customers, products and services and finding new opportunities to add value with our cost-conscious approach to fostering growth.



HOUSTON


WAN2TLK.CAN YOU PLZ MEET ME DWNSTRS IN 15 MIN?
BRIAN FISHER, CRICKET CUSTOMER
SURE, I'M HANGING IN THE PRK. BRT. TLK2UL8R
LEASA FISHER, CRICKET CUSTOMER




"I love Cricket, it's unlimited everything, I can talk until it dies!"
COURTNEY GILMOUR, CRICKET CUSTOMER


COAST TO COAST
MARKETS IN OPERATION
COMING SOON
JV MARKETS IN OPERATION
SELECTED LICENSES WON IN AUCTION 66



WITH ACCESS TO
100 NEW LICENSES,
WE GAINED RIGHTS TO SERVE A TOTAL OF
35 OF THE TOP 50 U.S. MARKETS



CRICKET GOES NATIONAL
OUR HIGHEST-VALUE PLAN OFFERS UNLIMITED CALLING TO AND FROM EVERY CRICKET MARKET NATIONWIDE



UNLIMITED OPPORTUNITY
In the years ahead, our customers will find us in even more places coast to coast. In 2006, we won the right to serve new markets stretching from Seattle to Washington, D.C., and from the Great Lakes to the Gulf Coast. In total, our wireless licenses give us access to 35 of the top 50 cities in the United States. With new rate plans that include unlimited Cricket calling to any of our markets across the nation, our growing national presence makes the promise of "unlimited" more far-reaching than ever before.


CINCINNATI


ITED
ESS



INDUSTRY-WIDE, 44% OF AFRICAN AMERICAN AND 48% OF HISPANIC WIRELESS CUSTOMERS PAY FOR MOBILE DATA SERVICES EACH MONTH, COMPARED TO 30% OF USERS OVERALL

NETWORK **UPGRADES** FOR BROADBAND DATA SERVICES

UNLIMITED CONNECTION

In 2006, we expanded our network capabilities, offering high-speed data services to customers in every market. With our WAP-based Cricket Mobile Web portal, customers can browse top mobile Websites for the latest sports scores, Hollywood gossip, headlines and more. We bundled the value of these new data services into our $50 rate plan, complete with unlimited Mobile Web access. In the coming year, we intend to offer faster speeds, on-demand music and search tools, e-mail and maps, along with a $60 plan to include more feature-rich data services. Young and data-savvy, our customers are poised to unlock the power of the Internet—all on their Cricket phones.


Hip Hop's Hottest
What's Hot
Email/Chat
Tones
Entertainment
Games
Sports
Graphics
More...
80111: Hi: 85 | Lo: 58
TOP STORIES
Goat farmer arrested for sniffing paint
Man in chicken suit cries foul over abuse
Wife blows savings on new wardrobe
HOME | HELP | SEARCH

UNLIMITED POTENTIAL

Nationwide, our employees deliver the best value in wireless every day. We recruit new people with the right skill sets and the right attitude. Cricket is a culture of diversity that reflects our customers and the communities in which we live and do business. We have an environment that creates a culture of accountability, which acknowledges the contributions of all team members thereby fostering our unlimited potential. We utilize a wealth of diverse ideas, perspectives, products and services, ensuring future business success.





"I've been with Cricket for 7 years and in that time I've never seen the company lose focus of its two most important assets – its customers and its employees. It is very rewarding working for a company that has a clear direction for the future without overlooking what has led it to be the success that it is today."

AARON HUESMAN, INDIRECT ACCOUNT MANAGER,
CRICKET EMPLOYEE: 7 YEARS


" I really like that our managers go above and beyond for our customers. Our morale is great and I have never worked in a pace like this before."
JERRY VAUGHN, RETAIL SALES REPRESENTATIVE, CRICKET EMPLOYEE: 1 YEAR
"Cricket is unlike any wireless company I have experienced in the past. Coming to Cricket was definitely a great career move!"
IVY PATE, CUSTOMER OPERATIONS MANAGER, CRICKET EMPLOYEE: 1 YEAR
"It's great to work for a company that has provided me with a limitless opportunity for growth. "
CHANDRA GENTRY-JOHNSON, RETAIL BUSINESS MANAGER, CRICKET EMPLOYEE: 5 YEARS

Senior Management Team

S. Douglas Hutcheson
President and Chief Executive Officer

Amin I. Khalifa
Executive Vice President and
Chief Financial Officer

Albin F. Moschner
Executive Vice President
Sales and Marketing Operations

Glenn T. Umetsu
Executive Vice President
Engineering and Technical Operations

Robert J. Irving, Jr.
Senior Vice President and General Counsel

Leonard C. Stephens
Senior Vice President
Human Resources

David B. Davis
Senior Vice President
Field Operations and Launch

Linda K. Wokoun
Senior Vice President
Field Operations and Customer Care

Board of Directors

Mark H. Rachesky, M.D.,
Chairman, Founder and President
MHR Fund Management LLC

James D. Dondero, CFA, CPA, CMA
Founder and President
Highland Capital Management, L.P.

John D. Harkey
Chairman and Chief Executive Officer
Consolidated Restaurant Companies, Inc.

S. Douglas Hutcheson
President and Chief Executive Officer
Leap Wireless International, Inc.

Robert V. LaPenta
Chairman, President and Chief Executive Officer
L1 Identity Solutions, Inc.

Michael B. Targoff
Chief Executive Officer
Loral Space and Communications, Inc.

Corporate Headquarters

10307 Pacific Center Court
San Diego, CA 92121
T: (858) 882-6000
F: (858) 882-6010

Corporate Counsel

Latham & Watkins
San Diego, CA

Auditors

PricewaterhouseCoopers LLP
San Diego, CA

Annual Meeting

Hyatt Regency La Jolla at Aventine
3777 La Jolla Village Drive
San Diego, CA 92122
Thursday, May 17, 2007 at 1:00 p.m. PDT

Investor Relations

Jeanie Herbert
Director, Investor Relations

Marcy Graham
Manager, Investor Relations

For further information on Leap, or to receive copies of the Leap Wireless International, Inc. Annual Report on Form 10-K for the year ended December 31, 2006 or proxy statement filed with the Securities and Exchange Commission, write to:

Leap Wireless International, Inc.
Investor Relations
10307 Pacific Center Court
San Diego, CA 92121
T: (858) 882-9292
F: (858) 882-6030

You may also contact us by sending an e-mail to IR@leapwireless.com or by visiting the Investor Relations section of the Company's website at www.leapwireless.com.

The Company's publicly filed reports, including financial statements, ar available on the Securities and Exchange Commission's EDGAR system

Transfer Agent

Mellon Investor Services, L.L.C.
Stockholder Relations
480 Washington Blvd.
Jersey City, NJ 07315
Telephone: (800) 356-2017
TDD for Hearing Impaired: (800) 231-5469
www.melloninvestor.com

Market Information and Dividend Policy

The common stock of the Company is traded on the NASDAQ Stock Market under the symbol "LEAP." To date the Company has not paid cash dividends and does not anticipate paying cash dividends in the foreseeable future.

Forward-Looking Statements This annual report contains forward-looking statements based on current expectations, estimates and projections about our industry and our management's beliefs and assumptions. These forward-looking statements are not guarantees of futu performance and are subject to certain risks and uncertainties that are difficult to predict. Actual events or results can differ materially from those expressed or implied. Please refer to the information set forth under the captions "Risk Factors" and "Forward-Looking Statements" in 2006 Annual Report on Form 10-K and other reports or documents that we file from time to time with the Securities and Exchange Commiss for some of the factors that may cause actual results to differ from the forward-looking statements. Readers are cautioned not to place undu reliance on the forward-looking statements, which speak only as of the date made. Except as required by law, we undertake no obligation to update any forward-looking statement.

Non-GAAP Financial Measures This annual report includes financial information prepared in accordance with Generally Accepted Account Principles, or GAAP, as well as measures which are considered to be non-GAAP financial measures, including Adjusted Consolidated OIBDA. Any non-GAAP financial measure in this annual report should be considered in addition to, but not as a substitute for, the information prepare in accordance with GAAP. Please refer to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 for a mo detailed discussion of the Company's financial performance.

esigned and produced by Merlos, San Diego, CA

SENIOR MANAGEMENT TEAM

From left to right:
Al Moschner
Glenn Umetsu







From left to right:
Doug Hutcheson
Amin Khalifa

From left to right:
Linda Wokoun
David Davis







From left to right:
Rob Irving
Len Stephens

	Year Ended December 31,		
	2006	2005	2004
Consolidated operating income	$ 43,824	$ 69,819	$ (30,162)
Plus depreciation and amortization	226,747	195,462	253,444
Consolidated OIBDA	270,571	265,281	223,282
Less gain on sale of wireless licenses and operating assets	(22,054)	(14,587)	(532)
Plus impairment of indefinite-lived intangible assets	7,912	12,043	—
Plus share-based compensation expense	19,959	12,245	—
Adjusted Consolidated OIBDA	276,388	274,982	222,750
Less total revenues attributable to new markets included in consolidated total revenues	(94,948)	—	—
Plus estimated market-level operating expenses attributable to new markets included in consolidated total operating expenses (other than depreciation and amortization and share-based compensation expense)	172,055	—	—
Estimated Existing Market Adjusted OIBDA	$353,495	$274,982	$222,750

To the Board of Directors and Stockholders of Leap Wireless International, Inc:
We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of operations, of cash flows and of stockholders' equity (deficit) of Leap Wireless International, Inc. and its subsidiaries (Predecessor Company) for the seven months ended July 31, 2004 (not presented herein) appearing in Item 8 of Leap Wireless International, Inc.'s annual report on Form 10-K for the year ended December 31, 2006, and in our report dated May 16, 2005, we expressed an unqualified opinion on those consolidated financial statements (with an explanatory paragraph relating to the application of fresh-start accounting).

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Diego, California
May 16, 2005

To the Board of Directors and Stockholders of Leap Wireless International, Inc.:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Leap Wireless International, Inc. as of December 31, 2006 and 2005, and for each of the two years ended December 31, 2006 and the five months ended December 31, 2004, management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 and the effectiveness of the Company's internal control over financial reporting as of December 31, 2006; and in our report dated February 28, 2007 we expressed unqualified opinions thereon (with explanatory paragraphs relating to the application of fresh-start accounting, the change in accounting principle for share-based compensation and the change in accounting principle for site rental costs incurred during the construction period). The consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting referred to above (not presented herein) appear in Item 8 and 9A, respectively, of Leap Wireless International, Inc.'s annual report on Form 10-K for the year ended December 31, 2006.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP
San Diego, California
February 28, 2007

Consolidated Statements of Cash Flows

	Successor Company			Predecessor Company
(In thousands)	Year Ended December 31, 2006	Year Ended December 31, 2005	Five Months Ended December 31, 2004	Seven Months Ended July 31, 2004
Operating activities:				
Net income (loss)	$ (4,139)	$ 29,966	$ (8,391)	$ 913,190
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Share-based compensation expense	19,959	12,245	—	—
Depreciation and amortization	226,747	195,462	75,324	178,120
Amortization of debt issuance costs	2,491	565	—	—
Loss on extinguishment of debt	6,897	1,219	—	—
Deferred income tax expense	8,367	21,088	3,823	3,370
Impairment of indefinite-lived intangible assets	7,912	12,043	—	—
Gains on sales of wireless licenses and operating assets	(22,054)	(14,587)	—	(532)
Minority interest activity	(1,436)	31	—	—
Cumulative effect of change in accounting principle	(623)	—	—	—
Reorganization items, net	—	—	—	(962,444)
Other	—	—	—	(805)
Changes in assets and liabilities:				
Inventories	(52,898)	(11,504)	8,923	(17,059)
Other assets	(30,270)	3,570	(21,132)	(5,343)
Accounts payable and accrued liabilities	95,303	57,101	(4,421)	4,761
Other liabilities	34,976	1,081	15,626	12,861
Net cash provided by operating activities before reorganization activities	291,232	308,280	69,752	126,119
Net cash used for reorganization activities	—	—	—	(5,496)
Net cash provided by operating activities	291,232	308,280	69,752	120,623
Investing activities:				
Cash purchases of property and equipment	(590,529)	(208,808)	(49,043)	(34,456)
Changes in prepayments for purchases of property and equipment	(3,846)	(9,828)	5,102	1,215
Purchases of and deposits for wireless licenses	(1,018,832)	(243,960)	—	—
Proceeds from sales of wireless licenses and operating assets	40,372	108,800	—	2,000
Purchases of investments	(150,488)	(307,021)	(47,368)	(87,201)
Sales and maturities of investments	177,932	329,043	32,494	58,333
Changes in restricted cash, cash equivalents and short-term investments, net	(4,467)	(338)	12,537	9,810
Net cash used in investing activities	(1,549,858)	(332,112)	(46,278)	(50,299)
Financing activities:				
Proceeds from long-term debt	2,260,000	600,000	—	—
Repayment of long-term debt	(1,168,944)	(418,285)	(36,727)	—
Payment of debt issuance costs	(22,864)	(6,951)	—	—
Minority interest contributions	12,402	1,000	—	—
Proceeds from issuance of common stock, net	1,119	—	—	—
Proceeds from physical settlement of forward equity sale	260,036	—	—	—
Payment of fees related to forward equity sale	(1,257)	—	—	—
Net cash provided by (used in) financing activities	1,340,492	175,764	(36,727)	—
Net increase (decrease) in cash and cash equivalents	81,866	151,932	(13,253)	70,324
Cash and cash equivalents at beginning of period	293,073	141,141	154,394	84,070
Cash and cash equivalents at end of period	$ 374,939	$293,073	$141,141	$ 154,394

These condensed consolidated financial statements should be read in conjunction with the full financial statements presented in Leap's 2006 Annual Report on Form 10-K or in its Proxy Statement for the 2007 Annual Meeting of Stockholders.

Consolidated Statements of Operations

(In thousands, except per share data)	Successor Company Year Ended December 31, 2006	Successor Company Year Ended December 31, 2005	Successor Company Five Months Ended December 31, 2004	Predecessor Company Seven Months Ended July 31, 2004
Revenues:				
Service revenues	$ 972,781	$ 763,680	$ 285,647	$ 398,451
Equipment revenues	163,919	150,983	58,713	83,196
Total revenues	1,136,700	914,663	344,360	481,647
Operating expenses:				
Cost of service (exclusive of items shown separately below)	(261,614)	(200,430)	(79,148)	(113,988)
Cost of equipment	(262,330)	(192,205)	(82,402)	(97,160)
Selling and marketing	(159,257)	(100,042)	(39,938)	(51,997)
General and administrative	(197,070)	(159,249)	(57,110)	(81,514)
Depreciation and amortization	(226,747)	(195,462)	(75,324)	(178,120)
Impairment of indefinite-lived intangible assets	(7,912)	(12,043)	—	—
Total operating expenses	(1,114,930)	(859,431)	(333,922)	(522,779)
Gains on sales of wireless licenses and operating assets	22,054	14,587	—	532
Operating income (loss)	43,824	69,819	10,438	(40,600)
Minority interests in consolidated subsidiaries	1,436	(31)	—	—
Interest income	23,063	9,957	1,812	—
Interest expense (contractual interest expense was $156.3 million for the seven months ended July 31, 2004)	(61,334)	(30,051)	(16,594)	(4,195)
Other income (expense), net	(2,650)	1,423	(117)	(293)
Income (loss) before reorganization items and income taxes	4,339	51,117	(4,461)	(45,088)
Reorganization items, net	—	—	—	962,444
Income (loss) before income taxes	4,339	51,117	(4,461)	917,356
Income tax expense	(9,101)	(21,151)	(3,930)	(4,166)
Income (loss) before cumulative effect of change in accounting principle	(4,762)	29,966	(8,391)	913,190
Cumulative effect of change in accounting principle	623	—	—	—
Net income (loss)	$ (4,139)	$ 29,966	$ (8,391)	$ 913,190
Basic net income (loss) per share:				
Income (loss) before cumulative effect of change in accounting principle	$ (0.08)	$ 0.50	$ (0.14)	$ 15.58
Cumulative effect of change in accounting principle	0.01	—	—	—
Basic net income (loss) per share	$ (0.07)	$ 0.50	$ (0.14)	$ 15.58
Diluted net income (loss) per share:				
Income (loss) before cumulative effect of change in accounting principle	$ (0.08)	$ 0.49	$ (0.14)	$ 15.58
Cumulative effect of change in accounting principle	0.01	—	—	—
Diluted net income (loss) per share	$ (0.07)	$ 0.49	$ (0.14)	$ 15.58
Shares used in per share calculations:				
Basic	61,645	60,135	60,000	58,623
Diluted	61,645	61,003	60,000	58,623

These condensed consolidated financial statements should be read in conjunction with the full financial statements presented in Leap's 2006 Annual Report on Form 10-K or in its Proxy Statement for the 2007 Annual Meeting of Stockholders.

Consolidated Balance Sheets

(In thousands, except share data)	December 31, 2006	December 31, 2005
Assets		
Cash and cash equivalents	$ 374,939	$ 293,073
Short-term investments	66,400	90,981
Restricted cash, cash equivalents and short-term investments	13,581	13,759
Inventories	90,185	37,320
Other current assets	53,527	29,237
Total current assets	598,632	464,370
Property and equipment, net	1,077,755	621,946
Wireless licenses	1,563,958	821,288
Assets held for sale	8,070	15,145
Goodwill	431,896	431,896
Other intangible assets, net	79,828	113,554
Deposits for wireless licenses	274,084	—
Other assets	58,745	38,119
Total assets	$4,092,968	$2,506,318
Liabilities and Stockholders' Equity		
Accounts payable and accrued liabilities	$ 316,494	$ 167,770
Current maturities of long-term debt	9,000	6,111
Other current liabilities	74,637	49,627
Total current liabilities	400,131	223,508
Long-term debt	1,676,500	588,333
Deferred tax liabilities	149,728	141,935
Other long-term liabilities	47,608	36,424
Total liabilities	2,273,967	990,200
Minority interests	30,000	1,761
Commitments and contingencies		
Stockholders' equity:		
Preferred stock — authorized 10,000,000 shares, $.0001 par value; no shares issued and outstanding	—	—
Common stock — authorized 160,000,000 shares, $.0001 par value; 67,892,512 and 61,202,806 shares issued and outstanding at December 31, 2006 and 2005, respectively	7	6
Additional paid-in capital	1,769,772	1,511,580
Unearned share-based compensation	—	(20,942)
Retained earnings	17,436	21,575
Accumulated other comprehensive income	1,786	2,138
Total stockholders' equity	1,789,001	1,514,357
Total liabilities and stockholders' equity	$4,092,968	$2,506,318

These condensed consolidated financial statements should be read in conjunction with the full financial statements presented in Leap's 2006 Annual Report on Form 10-K or in its Proxy Statement for the 2007 Annual Meeting of Stockholders.

Adjusted Consolidated OIBDA


$222,750
$274,982
$276,388
36%
28%
FY2004
FY2005
FY2006
($77,521)
New Market Impact on Adjusted OIBDA
As a percentage of service revenue

Enterprise Value


Cash Balance*
Book Value of Debt
Market Value of Equity
$254,224
$411,728
$1,620,000
$384,054
$594,444
$2,318,362
$441,339
$1,685,500
$4,037,568
FY2004
FY2005
FY2006

*Includes unrestricted cash, cash equivalents and short-term investments.

As of December 31, 2006, our total unrestricted cash, cash equivalents and short-term investments exceeded $440 million. Receptive capital markets allowed us to secure full funding for the next phase of expansion, which will enable us to cover up to 24 million additional POPs. We expect continuing OIBDA growth to bring our leverage ratios down substantially, with cash flow expected to increase in the coming years.

Also during 2006, we took the necessary steps to remediate material weaknesses in our internal controls over financial reporting. We rounded out the staff in our accounting organization, financial reporting and tax functions and made process improvements to enhance our internal controls. We successfully clear these issues through the diligence and hard work of our employees.

We expect our recent market launches to turn cash positive in 2007, driving another year of improved performance. With our strong asset base and a disciplined expansion approach, our outlook is extremely positive. To prepare for our next phase of growth, we are instituting new systems and processes to strengthen the underpinnings of the Company. In 2007, our continued upgrade to more efficient, high-speed 1x EV-DO networks and expanding data offerings promise to enhance our revenues while reducing our costs, as all efforts are aimed at continuing to add to our core unlimited value proposition. Thank you for your support as we work to continue delivering solid financial results in the years ahead.

Sincerely,

Amin I. Khalifa
Executive Vice President and Chief Financial Officer
Leap Wireless International, Inc.


Total Consolidated Revenues
(in thousands)
$1,136,700
$914,663
$826,007
FY2004
FY2005
FY2006


Total Consolidated Operating Income
(in thousands)
$69,819
$43,824
($30,162)
FY2005
FY2006
FY2004

A ROADMAP FOR GROWTH

Dear Fellow Stockholders,

This year, Leap continued to grow in what was otherwise a maturing wireless sector. In the current environment, it is exciting to find a carrier that is delivering significant cash flow, even while executing on an expansion plan expected to nearly double the size of its business. Our performance in 2006 and the activities undertaken in the capital markets created a solid financial structure to support this growth as well as the strategic expansion of our business in the years ahead.

In a year of substantial change and expansion activity, our disciplined approach resulted in total revenues of $1.1 billion in 2006, up 24 percent from the prior year. Our top line grew as we successfully marketed higher-value, unlimited rate plans to new and existing customers. Our expansion into new markets contributed to net customer additions of 592,000 for the year, an increase of 405 percent from 2005, bringing us to 2.2 million total customers from Syracuse to San Diego.

With a business model designed to create the highest value at the lowest cost, we were able to realize attractive operating margins in our existing markets, even while expanding into new ones. Although consolidated income from operations was down 37 percent for the year as a result of expansion costs, we experienced substantial growth driven by the performance in our existing markets—those in operation at the end of 2005—as reflected in the 34% increase in adjusted OIBDA, or Operating Income Before Depreciation and Amortization, for the full-year 2006.

At the same time our existing markets were producing improved margins, we were investing in our network infrastructure and funding marketing activity to support new launches throughout the year. While our new markets realized initial operating losses as expected, many reached adjusted OIBDA break-even ahead of schedule, well within the 12 months targeted.

Overall, net losses for 2006 were $4.1 million, or $0.07 per diluted share, reflecting the cost of launching 14 markets, compared to net income for 2005 of $30.0 million, or $0.49 per diluted share, when we had little market growth activity. Many of our new markets turned cash-flow positive more quickly than our first-generation markets and we expect those launched later in the year to begin contributing to cash flow in 2007.

During the year, we generated strong financial results while building a solid foundation for growth. We were thoughtful in our strategy for expansion, and our participation in the Federal Communications Commission's most recent auction of spectrum licenses reflects this, as the outcome bolstered our prospects significantly. In advance of the auction, we created an ideal capital structure designed to maximize our opportunities and fund our next expansion phase.

We started by increasing our senior secured credit facility by approximately $400 million. In October, we borrowed $570 million under a bridge loan facility to help pay for our new licenses. Then, to support our future expansion, we replaced the bridge loan with $750 million of senior unsecured notes, due in 2014. Finally, we completed a forward sale for proceeds of $260 million, issuing 6.44 million shares of our common stock.

The impact to our enterprise value has been positive, increasing our combined debt and equity to $3.5 billion at the end of 2006, up 65 percent from the previous year. We ended 2006 with a sound balance sheet: an untapped $200 million revolving line of credit and a comfortable cash balance.

2008 AND BEYOND: EXPAND

In 2008 and beyond, we expect to introduce our business model to even more markets coast to coast: our successful participation in the FCC's most recent spectrum auction has positioned us for significant growth ahead. Along with our partner Denali Spectrum License, LLC, we won several highly attractive markets at an average $0.45 per MHz POP, the lowest price among the six largest bidders.

We hand-picked licenses most compatible with Cricket service, selecting those that mirror our best-performing markets based on demographics, geography and local economic factors. Together with Denali Spectrum License, LLC, we won licenses in 35 of the top 50 U.S. markets, placing Leap Wireless on the national stage.

Our auction winnings also added a 10 MHz layer of spectrum to most of our existing licenses, giving virtually all of our markets an ample 20 MHz of spectrum, allowing us to add data services and continue increasing customer appeal as we package more value-oriented plans.

As part of our initial launch plan, we are fully funded to cover the first 24 million POPs under our Auction 66 licenses. We expect to begin launching these markets in late 2007 or early 2008 and plan to substantially complete this growth phase by the end of 2009. While governmental spectrum clearance issues may dictate the timing on some market launches, we expect to design a build-out schedule that will optimize potential returns.

Beyond this expansion, our winning bids also include ideal Cricket markets covering another 26 million POPs, providing additional opportunity for development in the future. As always, we will continue to seek opportunities to create value with our spectrum, which may include the sale of certain assets or collaboration with others in spectrum development projects.

We are building our business to deliver what we believe is the best value proposition in the wireless marketplace, while always maintaining our focus on cost. I believe we are poised for sustained growth through 2008 and beyond.

This kind of value creation is possible only when employees, partners and vendors are all working together, and I would like to recognize our team members for their passion, integrity and accountability during this phase of our development. I would also like to thank you, our stockholders, for your interest. I am excited about what the future holds and look forward to providing updates as we execute on the opportunities ahead.

Sincerely,



S. Douglas Hutcheson
President, Chief Executive Officer and Director
Leap Wireless International, Inc.

We also enhanced performance in existing markets by finding new ways to improve returns. We moved to pay-in-advance billing to simplify our customer experience and completed the transition of long distance services to more cost-effective Voice over Internet Protocol (VoIP) networks, making us one of the first to use a nearly all-VoIP transport network. We connected all Cricket markets on our "data super-highway," enabling the launch of additional data products and preparing us to transition our networks to 1x EV-DO Rev. A, a much faster wireless interface.

We improved customer service while reducing costs and increasing the service capabilities of our exclusive Cricket premier dealers, whose retail locations offer the look and feel of Cricket stores without adding substantially to our fixed costs. We grew this channel eight-fold in 2006 to 690 locations nationwide, complementing our nearly 130 directly owned stores.

Meanwhile, we shifted sales, marketing and product development activity to our Denver offices, centralizing customer-facing management and moving decision-making closer to the customer. We also welcomed Amin Khalifa as executive vice president and chief financial officer in August. Amin brings a solid record of cost-driven and consumer-oriented operational experience that promises to strengthen our management team as we move forward.

2007: OPTIMIZE

In 2007, we plan to optimize our business for the next wave of growth. From the beginning, we have appealed to younger, more ethnically diverse, value-conscious customers than traditional wireless companies. Going forward, we plan to broaden our appeal with improved customer service and payment options, expanded coverage, network upgrades and exciting additional data services.

To broaden our reach, we are giving customers more ways to buy and places to pay. We continue to sell Jump™, our initial solution for the pre-paid wireless space, through a stand-alone channel including regional convenience stores. We will spend 2007 optimizing all elements of what we do, driving growth through new markets with new customers, products and services, and finding new opportunities to add value with our cost conscious approach to fostering growth.

Adding value with extended coverage in our existing market clusters, we expect to complete our current launch phase in the first half of 2007 with the addition of Rochester to a lineup of markets in Upstate New York, and Raleigh-Durham and Charleston, which will build upon our current cluster in the Carolinas.

Meanwhile, we plan to roll out compelling content and applications increasing appeal to our young and data-savvy customers with higher-margin products like on-demand music and location-based services. To enrich the Cricket mobile Web experience, we expect to integrate search capabilities into our WAP portal, providing access to popular search engines, e-mail and interactive maps.

Value leadership is a top priority. We are fine-tuning our network coverage in existing markets, making our footprints more relevant to our customers at the lowest cost possible. Already, our newly launched networks include the latest EV-DO high-speed data hardware. In 2007, we plan to finish adding EV-DO to nearly all of our existing markets, enabling us to offer new data services at mobile broadband speeds.

By the end of 2007, we expect the markets launched in 2006 to contribute to OIBDA, and to help us realize greater economies of scale as we grow. As always, we remain focused on costs as we optimize our business and begin planning and building networks for our next phase of launches in 2008.

We continued this value-driven approach by introducing the Cricket Mobile Web Portal, later combining unlimited Web portal access with all the features of our most popular plan for just $50 per month. This new plan also added unlimited in-network calling, further extending our brand promise with unlimited roaming in any Cricket market nationwide.

Our newest data products offer Cricket customers access to entertainment listings, sports scores, Hollywood gossip and headlines, along with wireless e-mail and chat. Through our feature-rich WAP-based storefront, customers can buy and download the hottest ringtones, graphics and games. Our WAP portal complements our existing BREW-based Cricket Clicks™ service, providing personalized data offerings to all customers and handsets.

Most of our rate plans include unlimited text messaging, a feature that continues to set us apart. Our unlimited data services give us a strategic advantage over competitors who offer far pricier data plans or still charge by the message. High-value means high usage, and Cricket customers exchange five times more text messages on a per-user basis than customers of the top five U.S. wireless carriers. From the beginning, we engineered our high-quality, all-digital networks to support heavy voice and data usage, while maintaining attractive margins.

In 2006, we focused on expanding our footprint, adding nearly 20 million covered POPs and introducing Cricket service in some of our largest markets to date including Houston, Kansas City and San Diego. Launch after launch, we rapidly penetrated the markets, with some reaching adjusted OIBDA break-even during the calendar year, well within our targeted 12-month timeframe.

We continued to implement our market clustering strategy, gaining operational efficiency while offering customers greater value with larger coverage areas. We maximized our spectrum assets through swaps and sales, and partnered in joint ventures to cost-effectively launch Cricket services in prime markets from El Paso, Texas, to Portland, Oregon.


Total Subscribers
1,569,630
1,668,293
2,229,826
FYE2004
FYE2005
FYE2006
ARPU
$37.28
$39.56
$43.55
FY2004
FY2005
FY2006

A YEAR OF EXECUTION

Dear Fellow Stockholders,

For Leap, 2006 was a year of solid execution and tremendous growth. We added new markets, new products and new capabilities to enhance our "unlimited value" proposition. We put together the capital, the technology, the spectrum assets and the management team to expand our national presence in the years ahead. Meanwhile, in the midst of all of this activity, we continued delivering attractive financial performance.

During 2006, we and our joint ventures launched 14 new markets on time and within budget. We grew our business by 70 percent to cover approximately 48 million potential customers (POPs) and expect to reach a total of nearly 50 million covered POPs by mid-2007 upon the completion of our current expansion phase. Our existing markets, those in operation at the end of 2005, continued to reflect improved margins, playing an important role in funding our planned wave of expansion.

We took part in the Federal Communications Commission's most recent auction, winning 100 wireless licenses with our partner, Denali Spectrum License, LLC. We completed a string of favorable capital market transactions, the proceeds of which funded our auction participation and are available for the first phase of expansion associated with these new licenses.

Throughout the year, we remained centered on our "unlimited" mantra. In 2006, we built on this theme, bundling more features and functionality into our product portfolio and adding value to our rate plans. Our cost-efficient operating structure allowed us to deliver these unlimited wireless services at prices among the lowest in the industry. At the same time, our fundamental commitment to cost control fueled increased operating margins, allowing us to achieve higher customer revenues in our existing markets with limited additional costs, further validating our business model.

As we work to execute, optimize and expand our business, three engines are driving our growth. First, we believe our existing markets will continue to generate growing cash flows, spurred by our market clustering strategy. Second, some markets from our current launch phase have already begun contributing to Operating Income Before Depreciation and Amortization (OIBDA), a contribution that is expected to grow. Finally, we are moving forward with our next phase of expansion, launching markets covering up to 24 million additional POPs starting in late 2007 or early 2008, helping fuel our growth over time.

2006: EXECUTE

From new products to new markets, disciplined execution was key to our financial and operational success in 2006. Our unlimited Cricket offerings continued their evolution, improving margins while providing even more value to consumers. We started bundling services previously offered a la carte, adding greater value to our unlimited plans, still offered at affordable flat rates.

The popularity of our $45 per-month rate plan reaffirms this high-value proposition. Launched in May 2005, the plan includes unlimited anytime minutes and unlimited U.S. long distance along with unlimited text, instant messaging (IM) and picture messaging. By the end of 2006, more than two-thirds of our customers in new and existing markets were subscribers to our higher-end rate plans. Strong customer adoption of value-added rate plans generated record average revenue per user (ARPU), up 10 percent to $43.55 for the year, even as ARPU declined for some carriers.

07
OPTIMIZE

2007 is the year for optimization. We are leveraging our competitive advantage and broadening our capabilities with faster networks, expanded local coverage and new data services. We are working to maximize the value of our assets and are integrating new systems that will enhance our business and prepare us for the expansion ahead.

08 AND BEYOND
EXPAND

In 2008 and beyond, we expect to fulfill our promise of expansion, emerging as a national player serving some of the top markets in the country. We intend to integrate products, networks and technology to build upon our cost advantage, and to take our place as an industry leader in value creation for our customers, our employees and our shareholders.




WE LAUNCHED 14 NEW MARKETS WITH THE POTENTIAL TO SERVE ALMOST 20 MILLION NEW CUSTOMERS IN 2006
AHEAD OF THE CURVE

34%
CUSTOMER GROWTH IN 2006

06

EXECUTE

2006 was a year of execution. We delivered on our strategies for growth, expanding our presence by launching new markets and reinvigorating existing ones. We purchased additional wireless licenses and secured financing for the next phase of our development, while continually driving unlimited value through new rate plans, products and services.


ARPU
INCREASED BY NEARLY
$4
FOR THE YEAR



In 2006, we consistently delivered improvements in margins, subscriber growth and average revenue per user, while many of our new markets reached OIBDA break-even levels faster than expected. With our solid execution, strong cash-flow generation and continued opportunities for expansion, we have Wall Street talking...and investing.

LEAP WIRELESS ANNUAL REPORT 06


LEAP
WALL ST
END

CEO LETTER | CFO LETTER | FINANCIALS